BD 3/6

8-53159



08026850

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2008

SEC FILE NUMBER
8-

Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 W. Adams Street Suite 2175
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James T. O'Connor (573)659-4443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell P. Cannizzo, CPA c/o Russell P. Cannizzo & Company
(Name – *if individual, state last, first, middle name*)

415 E. Golf Rd Suite 119 Arlington Hts, Illinois 60005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SD 3/7/08

OATH OR AFFIRMATION

I, James T. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Plan Advisors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Retirement Plan Advisors, Inc.
Chief Financial Officer

Title

Notary Public

LINDA J. FISCHER NOTARY PUBLIC STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Russell P. Cannizzo & Company

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

INDEPENDENT AUDITORS' REPORT

January 23, 2008

To the Board of Directors
Retirement Plan Advisors, Inc.
Chicago, Illinois

We have audited the accompanying statements of financial condition of Retirement Plan Advisors, Inc. (a corporation), as of December 31, 2007 and 2006 and the related statements of operations, cash flows and changes in stockholders' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell P. Cannizzo & Company

RETIREMENT PLAN ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Current Assets		
Cash	$ 101,679	$ 70,718
Prepaid income taxes	-	2,005
Total Current Assets	101,679	72,723
Property and Equipment		
Computer Equipment	11,820	11,820
Office Furniture	4,722	4,722
Telephone System	4,690	4,690
	21,232	21,232
Less Accumulated Depreciation	(20,895)	(20,220)
Net Property and Equipment	337	1,012
TOTAL ASSETS	$ 102,016	$ 73,735
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued Income Taxes Payable	$ 2,886	$ -
Total Current Liabilities	2,886	-
Deferred Income Taxes	71	214
Total Liabilities	2,957	214
Stockholders' Equity		
Common Stock: 100,000 Authorized, No Par Value, 100,000 Shares Issued and Outstanding	57,200	57,200
Additional Paid In Capital	31,263	31,263
Retained Earnings	82,096	56,558
Less: Treasury Stock, 1,375 Shares at $52	(71,500)	(71,500)
Total Stockholders' Equity	99,059	73,521
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 102,016	$ 73,735

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Commission income	$ 2,299,428	$ 1,937,849
Consulting and service fees	293,380	307,942
Total revenues	2,592,808	2,245,791
OPERATING EXPENSES		
Administration/operations charges	1,268,419	977,326
Business development	150	5,000
Consulting fees	-	99,160
Compliance fees	720	-
Computer technology charges	-	2,632
Depreciation	675	2,324
Insurance	123,913	119,046
Licenses and permits	14,660	20,280
Payroll wages	1,031,766	906,653
Payroll taxes	72,239	61,920
Payroll processing fees	1,475	1,382
Professional fees	8,393	10,867
Recruiting fees	2,500	-
Relocation expenses	10,000	-
Representative close out expense	-	895
Retirement plan contribution	31,900	28,307
Total Operating Expenses	2,566,810	2,235,792
Operating Income	25,998	9,999
Other Income		
Interest income	8,997	4,154
Total other income	8,997	4,154
Income Before Income Taxes	34,995	14,153
Income Tax Expense		
Federal income taxes	6,300	2,882
State Income Taxes	3,300	1,513
Deferred income taxes	(143)	(1,616)
Total Income Tax Expense	9,457	2,779
Net Income	$ 25,538	$ 11,374

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional Paid	Retained	Treasury	Total Stockholders'
	Shares	Amount	In Capital	Earnings	Stock	Equity
Balances at January 1, 2006	100,000	$ 57,200	$ 31,263	$ 45,184	$ (71,500)	$ 62,147
Net Income	-	-	-	11,374	-	11,374
Balances at December 31, 2006	100,000	$ 57,200	$ 31,263	$ 56,558	$ (71,500)	$ 73,521
Net Income	-	-	-	25,538	-	25,538
Balances at December 31, 2007	100,000	$ 57,200	$ 31,263	$ 82,096	$ (71,500)	$ 99,059

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 25,538	$11,374
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	675	2,324
Deferred Income Taxes	(143)	(1,616)
Change in Prepaid Income Taxes	2,005	(2,005)
Change in Accounts Payable	-	(5,283)
Change in Related Party Payable	-	(7,779)
Change in Accrued Income Tax Payable	2,886	(1,671)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	30,961	(4,656)
NET CASH FROM INVESTING ACTIVITIES		
	-	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	-
NET CASH FROM FINANCING ACTIVITIES		
	-	-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH	30,961	(4,656)
CASH		
Beginning of year	70,718	75,374
End of year	$ 101,679	$ 70,718
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 4,708	$ 8,071

The accompanying notes are an integral part of this statement.

1. *NATURE OF OPERATIONS*

Retirement Plan Advisors, Inc. (the "Company") (RPA, Inc.) is a broker-dealer registered under the Security Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD) currently known as Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation. The Company has an agreement to clear transactions on a fully disclosed basis through another broker-dealer; the company is not currently executing securities transactions.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company is taxed as a regular corporation under the provisions of the Internal Revenue Code Sub Chapter C. Accumulated depreciation on property and equipment give rise to a provision for Deferred Income Taxes.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

DEPRECIATION

Depreciation for financial reporting purposes is computed using the straight-line method on the basis of estimated useful lives of the applicable asset. For income tax purposes the company uses Internal Revenue Services prescribed lives and accelerated methods. Deferred income taxes are recognized for the temporary differences between financial reporting and income tax.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash accounts, money market accounts, certificates of deposit and investments with maturity of three months or less when purchased to be cash equivalents.

3. *RELATED PARTIES*

The Company is an affiliate with Retirement Plan Advisors, LLC (RPA, LLC), Mexico Road Property, LLC and DC Plan Consultants, LLC (DCPC, LLC) by way of certain shareholders being members of the respective LLC'S. During the years ended December 31, 2007 and 2006 the related companies shared certain operating and overhead costs such as legal, insurance, rent, utilities, telephone and provided management and consulting. The Company's share of these costs is reflected in the Statement of Operations. The following is a recap of the management and consulting fees for the years ended December 31, 2007 and 2006:

	2007	2006
Administration/Operations Charges from RPA, LLC	$1,268,419	$977,326
Consulting and Service Fees Billed and Paid by RPA, LLC	$ 124,170	$105,568

As of December 31, 2007 and 2006 RPA, Inc. owes $0 and $0 to RPA, LLC respectively.

4. *RETIREMENT BENEFITS*

During the year ended December 31, 2002 the company adopted a defined contribution retirement plan (Simple-IRA) covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the Internal Revenue Code and the discretion of the Board of Directors. Contributions made to the plan for eligible employees were $31,900 and $28,307 for the years ended December 31, 2007 and 2006, respectively.

5. *CONCENTRATION OF CREDIT RISK*

The Company maintains its cash in various deposit accounts in a bank, which is a high credit quality financial institution. The balances at times, may exceed statutory insured limits.

6. *NET CAPITAL REQUIREMENTS*

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change daily, however, as of December 31, 2007, the Company had net capital and net capital requirements of approximately $98,722 and $5,000 respectively. The net capital rule may effectively restrict the withdrawal of shareholder's equity.

SUPPLEMENTAL INFORMATION

BROKER OR DEALER RETIREMENT PLAN ADVISORS, INC. AS OF DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Total Stockholders Equity from Statement of Financial Condition		$99,059
Deduct: Stockholders' Equity not allowable for Net Capital		-
Total ownership equity qualified for Net Capital		99,059
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits (list)		
Total capital and allowable subordinated liabilities		99,059
Deductions and/or charges:		
A. Total nonallowable assets* from Statement of Financial Condition (Notes B and C)	$ 337	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities-	-	
proprietary capital charges	-	
D. Other deductions and/or charges- deposit in transit	-	
Other additions and/or allowable credits (list)		337
Net capital before haircuts on securities positions		98,722
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
D. Undue Concentration	-	
E. Other (list) 2% on money market fund-clearing deposit	-	-
Net capital		$ 98,722

* Nonallowable assets are as follows:

Property and Equipment	$ 337
Prepaid Income Taxes	-
Other assets	-
	$ 337

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

Part IIA

BROKER OR DEALER RETIREMENT PLAN ADVISORS, INC. AS OF DECEMBER 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 18)	$ 197
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	93,722
15. Excess net capital at 1000% (line 10 less 10% of line 18)	$ 98,525

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1. Liabilities from Statement of Financial Condition	2,958
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equilivant value is paid or credited	-
C. Other unrecorded amounts (list)	-
18. Total aggregate indebtedness	$ 2,958
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)	35%
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	-
23. Net capital requirement (greater of line 21 or 22)	-
24. Excess net capital (line 10 less 23)	$ 98,722
25. Net capital in excess of the greater of:	
A. 5% of combined aggregate debit items of $120,000	-

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker/dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company and partner's securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide list of material nonallowable assets.

RETIREMENT PLAN ADVISORS, INC.
Reconciliation of Net Capital as reported in the Company's Unaudited FOCUS Report to the Computation Herein
December 31, 2007

Net capital as reported in the Company's unaudited FOCUS Report-Part IIA filing	$ 98,722
Audit adjustment	-
Net capital as reported herein	$ 98,722

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

Part IIa

BROKER OR DEALER RETIREMENT PLAN ADVISORS, INC. AS OF DECEMBER 31, 2007

EXEMPTIVE PROVISION UNDER RULE 15C3-3

Identify below the section which an exemption from Rule 15c3-3 is claimed:

A. (k)(1)-$5,000 capital category as per rule 15c3-1	X
B. (k)(2)(I)-"Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(II)-All customer transactions cleared through another broker/dealer on a fully disclosed basis Name of Clearing firm: Cambridge Investment Research, Inc.	
D. (k)(3)-Exempted by order of the Commission	

Russell P. Cannizzo & Company
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

Independent Auditor's Report on Internal Control

To the Board of Directors
Retirement Plan Advisor's, Inc.

In planning and performing our audits of the financial statements of Retirement Plan Advisor's, Inc. (the "Company") for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control, including control activities for safeguarding securities and financial reporting, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Complying with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the Recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A control deficiency exists when the design or operation of the specific internal control components does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us that there is close supervision of the accounting records on a daily basis, thus mitigating the lack of separation of functions. In view of this supervision, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, NASD Regulation, Inc., currently known as Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell E. Cummings & Company

END